UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 27, 2016 (January 26, 2016)

NEWELL RUBBERMAID INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9608	36-3514169
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3 Glenlake Parkway

Atlanta, Georgia 30328

(Address of principal executive offices including zip code)

(770) 418-7000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On January 26, 2016, Newell Rubbermaid Inc. (the “Company”) entered into a five-year revolving credit agreement (as amended or supplemented from time to time, the “Revolving Credit Agreement”) with a syndicate of banks led by JPMorgan Chase Bank, N.A., as Administrative Agent. Goldman Sachs Bank USA, Barclays Bank PLC, Citibank, N.A. and RBC Capital Markets served as Syndication Agents, and Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Barclays Bank PLC, Citigroup Global Markets Inc. and RBC Capital Markets served as Joint Lead Arrangers and Joint Bookrunners. The Revolving Credit Agreement amends and restates in its entirety the Company’s existing revolving credit agreement, dated as of December 2, 2011, among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and lenders party thereto.

The Revolving Credit Agreement provides for an unsecured syndicated revolving credit facility with a maturity date of January 26, 2021, with aggregate commitments of $1,250,000,000. The Company may from time to time request increases in the aggregate commitments to up to $1,750,000,000 upon the satisfaction of certain conditions. The Company may request extension of the maturity date of the facility (subject to lender approval) for additional one-year periods. Extensions of credit under the facility will be used for general corporate purposes of the Company and its subsidiaries, including, without limitation, acquisitions. Under the facility, the Company may borrow funds on a variety of interest rate terms. The facility provides for the issuance of up to $100,000,000 of letters of credit for the account of the Company, so long as there is a sufficient amount available for borrowing under the facility. In addition to the committed portion of the facility, the Revolving Credit Agreement provides for extensions of competitive bid loans from one or more lenders (in the lenders’ discretion) of up to $500,000,000, which are not a utilization of the commitment. Subject to the terms set forth in the Revolving Credit Agreement, the Company may borrow, prepay and re-borrow amounts under the facility at any time prior to termination of the facility.

The Revolving Credit Agreement contains customary representations and warranties, covenants and events of default. The covenants set forth in the Revolving Credit Agreement include certain affirmative and negative operational and financial covenants, including, among other things, restrictions on the Company’s ability to incur certain liens, make fundamental changes to its business or engage in transactions with affiliates, limitations on the amount of indebtedness that may be incurred by the Company’s subsidiaries and a requirement that the Company maintain certain Interest Coverage and Total Indebtedness to Total Capital ratios, as defined in the Revolving Credit Agreement. In addition, the Revolving Credit Agreement provides for certain events of default, the occurrence of which could result in the acceleration of the Company’s obligations under the Revolving Credit Agreement and the termination of the lenders’ obligation to extend credit pursuant to the Revolving Credit Agreement.

In addition, on January 26, 2016, the Company entered into a credit agreement (as amended or supplemented from time to time, the “Term Loan Credit Agreement”) for a $1,500,000,000 senior unsecured term loan facility (the “Term Loan Facility”) with a syndicate of banks led by JPMorgan Chase Bank, N.A., as Administrative Agent. Goldman Sachs Bank USA, Citibank, N.A. and RBC Capital Markets served as Syndication Agents, and Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and RBC Capital Markets served as Joint Lead Arrangers and Joint Bookrunners. The proceeds of the Term Loan Credit Agreement will be used to pay a portion of the cash consideration in connection with the recently announced agreement to combine with Jarden Corporation (the “Jarden acquisition”) and pay some or all of the related fees and expenses.

The Term Loan Credit Agreement provides for a maturity date of three years from the closing date of the Jarden acquisition (the “Closing Date”). Under the Term Loan Credit Agreement, the Company may borrow funds on a variety of interest rate terms. The Term Loan Facility will be funded by the lenders upon the satisfaction of certain conditions, including the consummation of the Jarden acquisition, but in no event prior to March 31, 2016.

The Term Loan Credit Agreement requires the Company to repay (i) each quarter after the Closing Date but on or before the second anniversary of the Closing Date an amount equal to 1.25% of the aggregate principal amount outstanding on the Closing Date, (ii) in the second quarter after the second anniversary of the Closing Date, an amount equal to 45% of the aggregate principal amount on the Closing Date and (iii) on the maturity date, the then unpaid principal amount outstanding under the Term Loan Credit Agreement. The Term Loan Credit Agreement also provides for voluntary prepayment of loans without premium or penalty, subject to certain conditions and exceptions.

The Term Loan Credit Agreement contains customary representations and warranties, covenants and events of default. The covenants set forth in the Term Loan Credit Agreement include certain affirmative and negative operational and financial covenants, including, among other things, financial statements and other reports, maintenance of properties, insurance, books and records, restrictions on the Company’s ability to incur certain liens, make fundamental changes to its business or engage in transactions with affiliates, limitations on the amount of indebtedness that may be incurred by the Company’s subsidiaries and a requirement that the Company maintain certain Interest Coverage and Total Indebtedness to Total Capital ratios, as defined in the Term Loan Credit Agreement. In addition, the Term Loan Credit Agreement provides for certain events of default, the occurrence of which could result in the acceleration of the Company’s obligations under the Term Loan Credit Agreement.

The foregoing summaries of the Revolving Credit Agreement and Term Loan Credit Agreement are qualified in their entirety by reference to the Revolving Credit Agreement and Term Loan Credit Agreement, copies of which are filed as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and are incorporated herein by reference.

Some of the potential lenders under the Revolving Credit Agreement and Term Loan Credit Agreement (and their respective subsidiaries or affiliates) have in the past provided, and may in the future provide, investment banking, underwriting, lending, commercial banking, trust and other advisory services to the Company and its subsidiaries and affiliates. These parties have received, and may in the future receive, customary compensation from the Company and its subsidiaries and affiliates for such services.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement

The information provided in Item 1.01 of this Current Report on Form 8-K is hereby incorporated into this Item 2.03 by reference.

Caution Concerning Forward Looking Statements

Statements in this press release that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the effects of sales, income/(loss), earnings per share, operating income, operating margin or gross margin improvements or declines, Project Renewal, capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, inflation or deflation, particularly with respect to commodities such as oil and resin, debt ratings, changes in exchange rates, product recalls, expected benefits, synergies and financial results from recently completed acquisitions and planned acquisitions and divestitures and management’s plans, projections and objectives for future operations and performance. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power and consolidation of our retail customers; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands, including the ability to realize anticipated benefits of increased advertising and promotion spend; product liability, product recalls or regulatory actions; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; a failure of one of our key information technology systems or related controls; the potential inability to attract, retain and motivate key employees; future events that could adversely affect the value of our assets and require impairment charges; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values, declining interest rates or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations, including exchange controls and pricing restrictions; our ability to realize the expected benefits, synergies and financial results from our recently acquired businesses and pending acquisitions; our inability to obtain stockholder or domestic and foreign regulatory approvals required to complete the planned acquisitions and divestitures; failure to satisfy a condition to closing of the planned acquisitions and divestitures; our ability to complete the planned acquisitions and divestitures; difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger consideration contemplated by the pending Jarden acquisition; risks related to the substantial indebtedness that Newell Rubbermaid will incur in connection with the pending Jarden acquisition and our ability to maintain our investment grade debt ratings; difficulties integrating our business with Jarden and unexpected costs or expense associated with the pending Jarden acquisition; and those factors listed in our most recently filed Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Changes in such assumptions or factors could produce significantly different results. The information contained in this news release is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

Additional Information and Where to Find It

In connection with the pending Jarden acquisition, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden and that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the pending Jarden acquisition. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PROPOSED MERGER TRANSACTIONS. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015, November 16, 2015, December 14, 2015 and December 29, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit Description

10.1	Credit Agreement dated as of January 26, 2016 among Newell Rubbermaid Inc., the subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.2	Term Loan Credit Agreement dated as of January 26, 2016 among Newell Rubbermaid Inc., the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 27, 2016

NEWELL RUBBERMAID INC.

By:	/s/ Bradford R. Turner
Bradford R. Turner
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

10.1	Credit Agreement dated as of January 26, 2016 among Newell Rubbermaid Inc., the subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.2	Term Loan Credit Agreement dated as of January 26, 2016 among Newell Rubbermaid Inc., the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.